UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024.

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 21, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer

ZENVIA

Repositioned and ready to grow

Earnings Presentation

3Q-2024

Opening Remarks

Cassio Bobsin
Founder & CEO

Zenvia Customer Cloud

Official launch in mid-October



IS
Zenvia Customer Cloud.
a full-service AI-powered solution
designed to revolutionize the
customer experience
ZENVIA
ZENV | Nasdaq Listed
Nasdaq
KERI RUSSELL
H&M

Key Financial Highlights

Shay Chor
CFO

Double-digit growth in both top-line and profitability, strong EBITDA recovery YoY


Net Revenues [1]
(BRL MM)
219
+30%
284
Q3 2023
Q3 2024
591
+23%
728
9M 2023
9M 2024
Non-GAAP
Adjusted Gross Profit
(BRL MM)
[VAL
OR]
+22%
103
Q3 2023
Q3 2024
260
+14%
296
9M 2023
9M 2024
Non-GAAP
Adjusted Gross Margin
(%)
[VAL
OR]
-2.3p.p.
36.0
Q3 2023
Q3 2024
[VAL
OR]
-3.2p.p.
40.7
9M 2023
9M 2024
EBITDA [1]
(BRL MM)
16
+153%
41
Q3 2023
Q3 2024
39
+151%
98
9M 2023
9M 2024

[1] Figure is Normalized EBITDA, which excludes non-cash impacts from earn-outs adjustments and non-recurring events. Please refer to our Earnings Release for EBITDA reconciliation. In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first six months of 2023 for comparison purposes.

Double-digit growth on both segments:
SaaS accelerating with SMBs and CPaaS from higher one-off volumes



Revenues (BRL MM)
+30%
218.6
75.3
143.3
+16%
+37%
284.4
87.6
196.8
Q3 2023
Q3 2024
+23%
590.6
211.4
379.2
+15%
+28%
728.2
243.2
485.1
9M 2023
9M 2024
SaaS
CPaaS

Higher CPaaS mix due to the higher-than-expected volumes, opportunistic for revenue



Revenue Mix
Non-GAAP Adj Gross Profit Mix
Q3 2023
34%
66%
45%
55%
Q3 2024
31%
69%
51%
49%
Revenue Mix
Non-GAAP Adj Gross Profit Mix
9M 2023
36%
64%
48%
52%
9M 2024
33%
67%
54 %
46 %

SaaS
CPaaS

12.2k Total number of active customers, 6.4k from SaaS and 6.0k from CPaaS

110% SaaS NRE in Q3 2024

Q3 Margins impacted by higher CPaaS in the mix and SaaS enterprise margins



Non-GAAP Adjusted
Gross Profit & Margin
SaaS
+10%
46.0
50.6
61.0%
-3.3pp
57.7%
Q3 2023
Q3 2024
Non-GAAP Gross Profit (BRL MM)
Non-GAAP Gross Margin



Non-GAAP Adjusted
Gross Profit & Margin
CPaaS
+37%
37.8
51.9
26.4%
=
26.4%
Q3 2023
Q3 2024
Non-GAAP Gross Profit (BRL MM)
Non-GAAP Gross Margin



Non-GAAP Adjusted
Gross Profit & Margin
Consolidated
+22%
83.8
102.5
38.3%
-2.3pp
36.0%
Q3 2023
Q3 2024
Non-GAAP Gross Profit (BRL MM)
Non-GAAP Gross Margin

9M Margins impacted by higher CPaaS in the mix and SaaS enterprise margins + infrastructure costs



Non-GAAP Adjusted
Gross Profit & Margin
SaaS
+1%
134.4
136.2
63.6%
-7.6pp
56.0%
9M 2023
9M 2024
Non-GAAP Gross Profit (BRL MM)
Non-GAAP Gross Margin



Non-GAAP Adjusted
Gross Profit & Margin
CPaaS
+28%
160.1
125.1
33.0%
=
33.0%
9M 2023
9M 2024
Non-GAAP Gross Profit (BRL MM)
Non-GAAP Gross Margin



Non-GAAP Adjusted
Gross Profit & Margin
Consolidated
+14%
296.3
259.5
43.9%
-3.2pp
40.7%
9M 2023
9M 2024
Non-GAAP Gross Profit (BRL MM)
Non-GAAP Gross Margin

Strong G&A decrease as important factor for delivering EBITDA



G&A
(BRL MM)
-3.4%
98.5
95.2
16.7%
-3.6pp
13.1%
9M 2023
9M 2024
EBITDA [1]
(BRL MM)
98
+151%
39
9M 2023
9M 2024
General & Administrative Expenses (G&A)
G&A as % of Revenues

[1] Figure is Normalized EBITDA, which excludes non-cash impacts from earn-outs adjustments and non-recurring events. Please refer to our Earnings Release for EBITDA reconciliation. In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first six months of 2023 for comparison purposes.

EBITDA – Capex is a key index for Cash Generation



EBITDA - CAPEX
(BRL MM)
-2.2
39.0
-41.2
49.4
98.1
-48.7
9M 2023
9M 2024
EBITDA
CAPEX

Next steps

- Accelerate organic growth
- Keep deleveraging the Company
- Latam expansion

Reiterating Guidance 2024

	FY 2024 Guidance
Revenue	BRL$930 - $970 million
Y/Y Growth	15% - 20%
Non-GAAP Adjusted Gross Margin	42% - 45%
Normalized EBITDA	BRL$120 - $140 million

[1] Figure is Normalized EBITDA, which excludes non-cash impacts from earn-outs adjustments and non-recurring events. Please refer to our Earnings Release for EBITDA reconciliation


by
Humanz
for
Humans
ir@zenvia.com
investor.zenvia.com